DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

November 26, 2003

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-26-2003

Re: Lucent Technologies Inc.
Incoming letter dated September 29, 2003

Dear Mr. Serban:

This is in response to your letter dated September 29, 2003 concerning the shareholder proposal submitted to Lucent by Chris Scumas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8807
FAX 908-582-8048

VIA UPS NEXT DAY AIR

September 29, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal by Chris Scumas

Ladies and Gentleman:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal (attached hereto as Exhibit A) (the "Proposal") submitted by Mr. Chris Scumas (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by October 31, 2003.

The Proponent submitted his Proposal in a letter dated October 7, 2002. The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- the Proponent does not meet the minimum ownership requirements set forth in Rule 14a-8(b)(1);
- the Proponent has submitted more than one proposal and does not meet the requirements of Rule 14a-8(c); and
- the Proposal contains more than 500 words.

The Proponent does not meet the minimum ownership requirements of Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that in order to submit a proposal, a shareholder must "...have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least 1 year by the date you submit the proposal." In the Proposal, the Proponent states that he owns 300 shares. By letter dated October 23, 2002 (attached hereto as Exhibit B), the Company informed the Proponent that the Company's records indicate that he is the owner of only 98 shares of the Company's common stock. The Company, in its letter to the Proponent, asked if the Proponent owned any additional stock to indicate whether he met the minimum ownership requirement of Rule 14a-8(b)(1) and requested that the Proponent supply appropriate documentation of any such ownership. In accordance with Staff Legal Bulletin 14, the 98 shares of Lucent common stock owned by the Proponent did not have a market value of $2,000 or greater on any day during the 60 calendar days before the Proponent submitted the Proposal, based on the highest selling price of Lucent common stock during such period (See Section C(1)(a) of SEC Staff Legal Bulletin 14, July 13, 2001). Even if the Company were to assume the Proponent's claim that he owns 300 shares of the Company's common stock, the market value of such shares were still not equal to or greater than $2,000 on any day during the 60 calendar days before the Proponent submitted the Proposal, based on the highest selling price of Lucent common stock during such period.

The Proponent has submitted more than one proposal and does not meet the requirements of Rule 14a-8(c)

The Proposal may be excluded from the Proxy Materials under Rule 14a-8(f)(1) because the Proponent submitted more than one proposal for inclusion in the Company's Proxy Materials and failed to meet the requirements of Rule 14a-8(c). Rule 14a-8(c) states "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal submitted by the Proponent violates Rule 14a-8(c) because it consists of 18 separate and distinct proposals.

By letter dated October 23, 2002, the Company informed the Proponent of this deficiency and asked the Proponent to submit a corrected proposal. To date we have not received a revised proposal from the Proponent.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). *See, e.g., American Electric Power Co., Inc.* (January 2, 2001); *First Federal Bankshares, Inc.* (September 18, 2000); *IGEN International, Inc.* (July 3, 2000); and *Fotoball USA, Inc.* (May 6, 1997). In *IGEN*, for example, the Staff permitted the company to exclude seven separate proposals covering a range of unrelated issues and noted that the Proponent failed to reduce the number of proposals upon the company's request.

The Proposal contains more than 500 words.

The Proposal may be excluded from the Proxy Materials under Rule 14a-8(f)(1) because the Proposal contains more than 500 words and, therefore, failed to meet the requirements of Rule 14a-8(d). Rule 14a8-(d) provides that a shareholder proposal, including supporting statement, may not exceed 500 words. The Proposal contains 809 words. We notified the Proponent of this deficiency by letter dated October 23, 2002, and the Proponent has not responded.

For the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

Chris Seumas

3 Lockwood Lane
Savannah, Ga. 31411
Tel.No: (912) 598-0607
Fax No: (912) 598-9616
seumascandh@aol.com

October 7, 2002

Corporate Secretary
Lucent Corporation
600 Mountain Ave.
Murray Hill, N.J. 07974

Annuling Corporate Perks and Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 300 *shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.*

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. *Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.*
2. *Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*
3. *Limit severance payments to not more than two years salary for all employees.*
4. *Eliminate any other perks to Corporate America that have not been granted to all employees.*
5. *Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.*
6. *Eliminate all hiring bonuses.*
7. *Eliminate loans to any member of the corporation, and recall all those that have been granted.*
8. *Eliminate the repurchase of stock from any member of the Corporation.*
9. *Eliminate any reversal of the "strike prices" of existing stock options.*
10. *Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.*
11. *Eliminate any special retention payments to executives.*
12. *Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.*
13. *Eliminate any special monetary or other financial grants to retiring executives.*
14. *Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.*
15. *Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their*

pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. *Eliminate the use of so called pension profits to bolster the bottom line.*
17. *Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.*
18. *If any CEO pursues a merger that places the Corporation under a huge and burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.*

Respectfully submitted,

Lucent Technologies
Bell Labs Innovations

(B)

Janet E. O'Rourke
Senior Manager

Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

October 23, 2002

VIA FEDERAL EXPRESS
Chris Scumas
3 Lockwood Lane
Savannah, Georgia 31411

Dear Mr. Scumas:

This correspondence will acknowledge your letter regarding your purported shareowner proposal. Lucent received your letter on October 11, 2002. When we spoke on October 15, I indicated to you that the deadline for matters to be considered for inclusion in our proxy statement for the 2003 Annual Meeting of Shareowners was August 30, 2002. You then indicated that you would like to submit this proposal for consideration for a shareowner vote at the 2004 Annual Meeting of Shareowners.

As you may be aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the Unites States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Proposals of Security Holders.) That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held the securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, located a shareowner account in your name and this information indicates that you are the holder of 98 shares of Lucent common stock in through BuyDIRECT® program. If these are the only shares that you own, it does not appear that you meet the minimum ownership amount. Therefore, we request that you provide information, that would help us determine if the requirements of Rule 14a-8 have been met, including your account number or tax identifying number, which would assist us in locating an account. In addition, if you own any Lucent stock through a nominee (such as a bank or brokerage firm), please provide documentary support (such as account statements) indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. Finally, you must provide us with a written statement that you intend to hold the securities through the date on which the annual meeting is held.

In addition, the SEC rules provide that each shareowner may submit no more than one proposal to a company for a shareowner's meeting. Your letter appears to contain more than one proposal. Finally, the SEC rules provide that a shareholder proposal may not exceed 500 words. The proposal that you submitted in your letter exceeds the 500 word limit.

Pursuant to Rule 14a-8(f), you will need to submit, in addition to proof of ownership and your statement of intent to hold your Lucent stock through the 2004 Annual Meeting of Shareowners, as well as a corrected proposal, within 14 days from the date that you receive this letter. If you should have any questions, please feel free to contact me at the number listed above.

Very truly yours,

Janet E. O'Rourke

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 29, 2003

The proposal relates to "Annuling Corporate Perks and Restructuring Corporate Salaries."

There appears to be some basis for your view that Lucent may exclude the proposalsunder rule 14a-8(f). We note that that the proponent appears not to have responded to Lucent's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Grace K. Lee
Special Counsel